

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2006

Mr. Michael J. Knesek
Senior Vice President, Controller and Principal Accounting Officer of the GP
Enterprise Products Partners L.P.
2727 North Loop West
Houston, TX 77008

> **Re:** **Enterprise Products Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 1-14323**

Dear Mr. Knesek:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 81

Natural gas imbalances, page 87

1.   You state that you value imbalances "using a twelve-month moving average of natural gas prices, which we believe is reasonable given that the actual settlement dates for such imbalances are generally not known." With regard to this disclosure, please explain to us the following:

- Whether you are using the "entitlements method" or the "sales method," and tell us why this information is not included in your disclosure.

- Why you believe that using a twelve-month average is appropriate. We note that EITF 90-22 provides guidance for valuing balances recorded using the entitlements method and that this guidance does not include using a twelve-month moving average.

- You state that you use this method "in general." Please tell us what other methods you use.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen